October 30, 2009	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via EDGAR and Federal Express

Mr. David R. Humphrey, Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3651

Re:	Poker Magic, Inc. (the “Company”)
Supplemental response letter dated October 12, 2009 regarding the Form 10-K for the year ended December 31, 2008
File No. 0-53045

Dear Mr. Humphrey:

On behalf of Poker Magic, Inc., this letter responds to your letter dated October 26, 2009.  The numbered paragraphs in this response letter correspond to the numbered paragraphs of your letter of October 26, 2009.  For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses.  In addition, we are filing amendments to each of the subject reports as explained below (i.e., Annual Report on Form 10-K for the year ended December 31, 2008, and Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2009).

Form 10-K (Fiscal Year Ended December 31, 2008)

General

1.
Notwithstanding the following comments shown below that request future filing disclosure and supplemental information, we note from your response letter to us dated October 12, 2009 that you propose future filing disclosure with respect to our prior comment numbers 6, 7, 12, and 14, and that you will amend the December 31, 2008 Annual Report on Form 10-K and March 31, 2009 and June 30, 2009 Quarterly Reports on Forms 10-Q with respect to our prior comments 10 and 11.  Please note that we have no additional comments with respect to your response to our prior comments 1 through 4, 9 and 13.

RESPONSE:

We agree with your characterization, and are submitting amendments to the reports you refer to above.

Mr. David R. Humphrey, Branch Chief
October 30, 2009

Management’s Discussion and Analysis

Results of Operations, page 13

2.
We have reviewed your response to our prior comment 5.  We suggest you expand the narrative disclosure to also reconcile with the amounts shown in the table on page 13 for the line items “Consulting Expenses” and “Executive Management Compensation” as your current discussion of these costs do not appear to be solely included within these two line items but, as the last sentence of your response indicates, spread among other line items within the table.  In this regard, you may, for example, include the next to the last sentence of your response as it relates to the components of the tabular line item “Executive Management Compensation.”  Also, given that the tabular line item “Consulting Expenses” shows amounts substantially lower than the amounts shown in narrative discussion, we believe it would [be] useful to the reader to reconcile or account for this difference in each period presented.  Please revise in future filings.

RESPONSE:

As you request, we will expand the narrative disclosure in our future quarterly and annual reports to ensure that the amounts discussed in the narrative reconcile with the amounts shown in similar tables.

*   *   *   *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey, Branch Chief
October 30, 2009

Please do not hesitate to contact me at (612) 672-8305 with any questions concerning the Company’s responses or the accompanying amendments.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich

Enclosures

cc:	Joseph A. Geraci, II (w/o enclosures)
Douglas Polinsky (w/o enclosures)
Rachel Polson (w/o enclosures)
Abigail Grenfell (w/o enclosures)